EX 99.28(h)(95)

MANAGEMENT FEE WAIVER AGREEMENT

This Agreement, dated as of April 30, 2012, between JNL Series Trust (the “Trust”) on behalf of the fund(s) listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Funds, and the Adviser; and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to the advisory fee of the Funds;

Now, therefore, the Trust and the Adviser hereby agree as follows:

1.           The Adviser hereby agrees to waive, for each Fund listed on Schedule A, a portion of its advisory fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees from time to time, but no more frequently than annually.

2.           The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.           The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Funds to do so.

4.           This Agreement shall automatically renew for one-year terms with respect to a Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days of the end of the then current term for that Fund.

In Witness Whereof, the parties hereto have caused this Amendment to be executed as of November 23, 2011, effective as of April 30, 2012.

JNL Series Trust	Jackson National Asset Management, LLC

By: /s/ Susan S. Rhee	By: /s/ Mark Nerud
Name: Susan S. Rhee	Name: Mark Nerud
Title: Vice President, Chief Legal Officer & Secretary	Title: President & CEO

SCHEDULE A

Fund	Waiver*
JNL/DFA U.S. Core Equity Fund	Over .50% on all assets
JNL/Mellon Capital Management Global Alpha Fund	0.10% on assets over $750 million (from 0.90% to 0.80%).
JNL/ T. Rowe Price Value Fund	.05% on assets from $150-500 million (from 0.65% to 0.60%) as long as the assets for this fund are above $1 billion.

* These waivers shall have an initial one-year term with respect to each Fund.  Thereafter, this Agreement shall automatically renew for one-year terms with respect to a Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days of the end of the then current term for that Fund.